SECURITIES AND EXCHANGE COMMISSION	Page 1 of 22

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark
One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ROCKVILLE BANK 401(k) PLAN
45 GLASTONBURY BOULEVARD
GLASTONBURY, CONNECTICUT 06033

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

UNITED FINANCIAL BANCORP, INC.
45 GLASTONBURY BOULEVARD
GLASTONBURY, CONNECTICUT 06033

SECURITIES AND EXCHANGE COMMISSION	Page 2 of 22

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)
Financial statements of The Rockville Bank 401(K) Plan as of December 31, 2014 and 2013 and for the year ended December 31, 2014, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

SECURITIES AND EXCHANGE COMMISSION	Page 3 of 22

THE ROCKVILLE BANK 401(K) PLAN

Together with the Report of Independent
Registered Public Accounting Firm

FINANCIAL STATEMENTS
December 31, 2014 and 2013

SUPPLEMENTAL SCHEDULES
December 31, 2014

SECURITIES AND EXCHANGE COMMISSION	Page 4 of 22

THE ROCKVILLE BANK 401(K) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4-13

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	14

Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions	15

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SECURITIES AND EXCHANGE COMMISSION	Page 5 of 22

Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of
The Rockville Bank 401(K) Plan
Glastonbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Rockville Bank 401(K) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Rockville Bank 401(K) Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions, together referred to as “supplemental schedules,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
June 26, 2015

SECURITIES AND EXCHANGE COMMISSION	Page 6 of 22

THE ROCKVILLE BANK 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014			2013

ASSETS	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investments (at fair value):

Mutual funds	$15,518,123	$—	$15,518,123	$12,275,199	$—	$12,275,199
United Financial Bancorp, Inc. -
Common Stock	17,171,516	8,517,533	25,689,049	4,708,896	—	4,708,896
Cash and cash equivalents	6,771	—	6,771	4,304	—	4,304
Investment in master trust	2,773,490	—	2,773,490	2,241,115	—	2,241,115

Total Investments	35,469,900	8,517,533	43,987,433	19,229,514	—	19,229,514

Receivables:

Notes receivable from participants	401,938	—	401,938	483,107	—	483,107
Employer contribution	—	—	—	1,478,684	—	1,478,684

Total Receivables	401,938	—	401,938	1,961,791	—	1,961,791

Total Assets	35,871,838	8,517,533	44,389,371	21,191,305	—	21,191,305

LIABILITIES
Loan payable	—	6,500,734	6,500,734	—	—	—

Total Liabilities	—	6,500,734	6,500,734	—	—	—

Net Assets Available for Benefits
at Fair Value	35,871,838	2,016,799	37,888,637	21,191,305	—	21,191,305

Adjustment from fair value to contract
value for fully benefit responsive
investment in master trust	(95,072)	—	(95,072)	(24,426)	—	(24,426)
Net Assets Available for Benefits	$35,776,766	$2,016,799	$37,793,565	$21,166,879	$—	$21,166,879

See accompany notes and report of independent registered public accounting firm

SECURITIES AND EXCHANGE COMMISSION	Page 7 of 22

THE ROCKVILLE BANK 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Allocated	Unallocated	Total
Contributions:

Participant	$1,775,557	$—	$1,775,557
Employer	—	1,140,612	1,140,612
Rollover	532,781	—	532,781

Total Contributions	2,308,338	1,140,612	3,448,950

Investment Income:

Net realized gain	974,863	—	974,863
Net unrealized (depreciation) appreciation
in fair value of investments	(1,401,445)	163,064	(1,238,381)
Dividends and interest	1,479,470	288,925	1,768,395

Net Investment Income	1,052,888	451,989	1,504,877

Allocation of 128,930 shares of common stock of
United Financial Bancorp, Inc., at market	1,851,435	—	1,851,435

Total Additions	5,212,661	1,592,601	6,805,262

Deductions:

Distributions paid to participants	2,889,189	—	2,889,189
Interest expense	—	323,296	323,296
Fees	—	34,769	34,769
Allocation of 128,930 shares of common stock of
United Financial Bancorp, Inc., at market	—	1,851,435	1,851,435

Total Deductions	2,889,189	2,209,500	5,098,689

Change in Net Assets	2,323,472	(616,899)	1,706,573

Net Assets Available for Benefits:

Beginning of year - 401(k) Plan	21,166,879	—	21,166,879
Beginning of year - ESOP Plan	12,286,415	2,633,698	14,920,113

End of year	$35,776,766	$2,016,799	$37,793,565

See accompanying notes and report of independent registered public accounting firm

SECURITIES AND EXCHANGE COMMISSION	Page 8 of 22

THE ROCKVILLE BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1)	DESCRIPTION OF THE PLAN

Plan Sponsor Merger – On April 30, 2014, Rockville Bank completed its merger with United Financial Bancorp, Inc. (“Legacy United”), the parent company of United Bank, through the merger of Legacy United into Rockville Financial, Inc. Rockville Financial, Inc. was the accounting acquirer and the surviving entity. Rockville Financial, Inc.’s certificate of incorporation was amended to reflect the name of the new holding company, United Financial Bancorp, Inc. Immediately following the merger of the two holding companies, United Bank merged with and into Rockville Financial, Inc.’s wholly owned subsidiary, Rockville Bank. Rockville Bank (“Legacy Rockville”) was the surviving bank in the merger. Rockville Bank changed its name to United Bank.

Plan Merger – Rockville Bank (Bank) established a 401(k) plan (401(k) Plan) on January 1, 1992 and Employee Stock Ownership Plan (ESOP) on May 23, 2005. Effective January 1, 2014, these plans were merged (Merger) into a single plan herein referred to as, The Rockville Bank 401(k) Plan with ESOP Component (KSOP). One component of the KSOP is a profit sharing plan, which contains a cash-or-deferred feature described at Section 401(k) of the Internal Revenue Code of 1986, as amended, to encourage employee savings and to allow eligible employees to supplement their income upon retirement. The other component of the KSOP is intended to qualify as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code, as amended.

a)	General – The following description of the KSOP is provided for general information purposes only. Participants should refer to the KSOP agreement for more complete information.

The KSOP consists of two components. One component of the KSOP is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The other component is intended to qualify as an ESOP under Code Section 4975(e)(7) under the Internal Revenue Code. This component includes contributions invested in Qualifying Employer Securities, including the Qualifying Employer Securities in the profit sharing component, and is considered the ESOP component of the KSOP. Both components of the KSOP provided for participant-directed investments and are intended to comply with the Employee Retirement Income Security Act (ERISA) Section 404(c). The underlying Trust for both components of the KSOP is intended to be exempt from taxation under Code Section 501.

The KSOP covers substantially all employees of the Bank. The KSOP is subject to federal laws, such as ERISA, the Internal Revenue Code, and other applicable federal and state laws. The provisions of the KSOP are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

SECURITIES AND EXCHANGE COMMISSION	Page 9 of 22

1)	DESCRIPTION OF THE PLAN - Continued

b)
Eligibility – Participants must work at least 1,000 hours of service in a completed 6 to 12 consecutive calendar months during the KSOP year. Once eligibility is established, participants can participate in the KSOP as of the first day of the calendar quarter following eligibility.

Effective January 1, 2013, a participant’s salary reduction election shall not automatically restart following the six month suspension period after a hardship distribution from a participant’s account. The participant must contact the bank to reinstate the deferrals.

Effective May 1, 2014, “hours of service” shall be recognized with United Bank for all purposes under the Plan; provided, however, that an employee of United Bank participating in The Defined Contribution Plan of the Cooperative Banks Employees Retirement Association Retirement Program on April 30, 2014 shall not be eligible to participate in the KSOP.

c)
Contributions – Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the KSOP, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch up contributions up to $5,500 as determined by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other plans and certain Individual Retirement Accounts (rollovers). The Bank contributes 3% of participants’ compensation annually (Safe harbor contribution). The Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. In connection with the Bank’s defined benefit pension plan being frozen on December 31, 2012, the Bank provides additional benefits to the impacted employees by providing a non-elective contribution (transitional contribution) of 3% of compensation from 2013 through 2017 for active employees hired before January 2005.

Effective May 20, 2005, employer contributions made may be in the form of cash or employer securities, at the employer’s discretion.

The Bank’s contributions totaled $1,140,612 for the year ended December 31, 2014. Commencing January 1, 2014, matching contributions will be funded with shares of United Financial Bancorp, Inc. stock that are released in connection with the repayment of the ESOP loan, as discussed below. Additionally, stock may be allocated to participants’ accounts if they meet the eligibility requirements discussed above.

The shares released from the ESOP component are first allocated to function as the Bank’s 3% contribution, additional 3% non-elective contribution for active employees hired before January 2005, and then discretionary matching contributions.

Allocations to participant accounts are composed of the following for the year ended December 31, 2014:

Safe Harbor	$810,599
Matching	896,292
Transition	144,544
$1,851,435

SECURITIES AND EXCHANGE COMMISSION	Page 10 of 22

1)	DESCRIPTION OF THE PLAN - Continued

d)
Participant Accounts and Forfeitures – Individual accounts are maintained for each KSOP participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution, if applicable, the Bank’s 3% non-elective contribution for employees impacted by the Pension freeze, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

There were no 401(k) forfeitures available to offset future employer contributions at December 31, 2014 and 2013 and no forfeitures were utilized to reduce employer contributions for the year ended December 31, 2014. ESOP forfeitures will be used to reinstate previously forfeited balances or pay administrative expenses. Remaining forfeitures shall be used to reduce the contribution of the Company for the plan year. As of December 31, 2014 and 2013, there was $46,468 and $3,423, respectively, in the forfeiture account.

e)
Investments – Participants direct the investment of their accounts into various investment options offered by the KSOP. The KSOP currently offers nineteen (19) mutual funds, a benefit responsive investment in a master trust, and United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. common stock as investment options for participants.

f)
Diversification – Upon the merger of the ESOP Plan into the 401(k) Plan on January 1, 2014, the diversification guidelines related to employer securities in participant ESOP share accounts changed. Effective January 1, 2014, the Plan allows eligible participants to elect to diversify all or a portion of the vested portion in their ESOP share account. An eligible participant means (a) participant has a vested balance in the ESOP shares, and (b) participant has completed three years of service as of the prior December 31. Upon meeting this requirement, participants have quarterly opportunities each year to diversify their ESOP shares into no less than three investment options other than employer securities.

g)
Vesting – Participants are always fully vested in their contributions. In connection with the merger of the two plans, effective as of December 31, 2013, participants who were active in the ESOP Plan and employed on December 31, 2013 became fully vested (100%) in their Company Stock Account.

h)
Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the KSOP Sponsor, United Bank, plus 1% (1.80% and 1.85% at December 31, 2014 and 2013, respectively). There is an administrative loan processing fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, loans for the purchase of a primary residence may be repayable over a period of up to 15 years.

i)
Payment of Benefits – Upon termination of employment for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. common stock attributable to the account plus cash for any fractional share.

SECURITIES AND EXCHANGE COMMISSION	Page 11 of 22

1)	DESCRIPTION OF THE PLAN - Continued

j.
Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

k.
Dividends – Dividend income on Company stock is recorded as income when received. Amounts received on allocated shares increase participant accounts and amounts received on unallocated shares are available for plan expenses and debt service.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), using the accrual method of accounting.

b)
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the KSOP’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)
Risks and Uncertainties - The KSOP invests in various investment instruments, including plan sponsor’s stock (United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. – Ticker UBNK), which is not diversified, mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d)
Investment Valuation and Income Recognition – The KSOP’s investments are stated at fair value except for its investment in a guaranteed investment contract, which is valued at contract value (Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with accounting principles generally accepted in the United States of America, the KSOP classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Quoted market prices are used to value investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

SECURITIES AND EXCHANGE COMMISSION	Page 12 of 22

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the KSOP are deemed to be actively traded.

Guaranteed investment contract: Guaranteed investment contracts are valued at fair value by the trustee based on quoted market prices of the underlying investments owned by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the KSOP’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the KSOP for investments in common stock, mutual funds and the guaranteed investment contract are deducted from income earned on a daily basis and are not separately reflected. Consequently, some plan expenses are reflected as a reduction of investment return for such investments.

e)
Fully Benefit-Responsive Investment Contracts – The KSOP is required to report fully benefit responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The KSOP invests in investment contracts through a Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f)
Administrative Expenses – Administrative expenses of the KSOP can be paid by the Plan or Bank as provided in the Plan Document. The Bank pays substantially all of the cost of operating the Plan. For the years ended December 31, 2014 and 2013, forfeitures of $32,917 and $-0- were used to pay administrative costs, respectively.

g)	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

3)	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets are held by the Trustees of the KSOP. Company contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the ESOP loan, which is reimbursed to the Trustee through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the KSOP. Administrative expenses for the Trustee’s fees are paid directly by the Company. These fees are reflected as employer contributions and plan expenses in the accompanying statements of changes in net assets available for benefits.

SECURITIES AND EXCHANGE COMMISSION	Page 13 of 22

4)	INVESTMENT IN MASTER TRUST

The KSOP offers a benefit-responsive investment option via a Master Trust. The Master Trust (trust) has a Group Annuity Contract with Metropolitan Life Insurance Company (MET). Assets of the trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate accounts, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the KSOP by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates are as follows for the year ended December 31, 2014:

Average yield earned	5.17%
Average yield credited to participants	2.49%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

5)	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the KSOP’s net assets available for benefits as of December 31:

	2014	2013
United Financial Bancorp, Inc. f/k/a Rockville	$19,449,644	$—
Financial, Inc. - Common Stock - ESOP
United Financial Bancorp, Inc. f/k/a/ Rockville	6,239,405	4,708,896
Financial, Inc. - Common Stock - 401(k)
MetLife Stable Value Series 25053	2,773,490	2,241,115
T. Rowe Price Growth Stock Fund	2,501,671	2,132,912
Columbia Acorn Fund Class A	—	1,131,543
Oppenheimer Global Fund CL A	—	1,060,827

The following table presents additional detail for the ESOP component of Company common stock as of December 31, 2014:

	Allocated	Unallocated

Number of Shares	761,289	593,143

Cost	$6,908,713	$5,382,784

Market	$10,932,111	$8,517,533

SECURITIES AND EXCHANGE COMMISSION	Page 14 of 22

5)	INVESTMENTS - Continued

The KSOP’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the year ended December 31, 2014:

United Financial Bancorp, Inc. f/k/a Rockville
Financial, Inc. - Common Stock - 401(k)	$951,146
United Financial Bancorp, Inc. f/k/a Rockville
Financial, Inc. - Common Stock - ESOP	(945,058)
MetLife Stable Value Series 25053	(83,181)
Alliance Bernstein Discovery Value	(24,302)
American Beacon Large Cap Value	1,030
American Fund Balanced Class A	14,396
American Fundamental Investors A	4,647
American Funds EuroPacific Growth A	(38,262)
Columbia Acorn Fund Class A	(180,426)
Columbia Intermediate Bond Class A	19,031
Dreyfus S&P 500 Index Fund	36,364
Dreyfus Small Cap Stock Index	(5,766)
Oppenheimer Global Fund Class A	(34,613)
Oppenheimer International Bond N	(9,390)
Pimco Commodity Real Return Strat A	(13,208)
T. Rowe Price Growth Stock Fund	(11,755)
T. Rowe Price Retirement Income Cl R	248
T. Rowe Price Retirement 2010 Fd Cl R	(1,644)
T. Rowe Price Retirement 2020 Fd Cl R	11,657
T. Rowe Price Retirement 2030 Fd Cl R	21,128
T. Rowe Price Retirement 2040 Fd Cl R	13,300
T. Rowe Price Retirement 2050 R	11,140

Net depreciation	$(263,518)

6)	NON-PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments are included in the unallocated columns of the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

SECURITIES AND EXCHANGE COMMISSION	Page 15 of 22

7)	FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy a summary of the KSOP’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.
Fair Value Measurements
as of December 31, 2014 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
International Funds	$2,469,453	$—	$—	$2,469,453
Value Funds	969,286	—	—	969,286
Growth Funds	7,553,510	—	—	7,553,510
Balanced Funds	3,667,987	—	—	3,667,987
Fixed Income Funds	857,887	—	—	857,887
Common Stock
Financial Services
Allocated	17,171,516	—	—	17,171,516
Unallocated	8,517,533	—	—	8,517,533
Cash and Cash
Equivalents	6,771	—	—	6,771
Investment in
Master Trust	—	2,773,490	—	2,773,490

Total	41,213,943	2,773,490	—	43,987,433
Fair Value Measurements
as of December 31, 2013 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
International Funds	$2,145,602	$—	$—	$2,145,602
Value Funds	714,068	—	—	714,068
Growth Funds	5,819,774	—	—	5,819,774
Balanced Funds	2,960,763	—	—	2,960,763
Fixed Income Funds	634,992	—	—	634,992
Common Stock
Financial Services
Allocated	4,708,896	—	—	4,708,896
Unallocated	—	—	—	—
Cash and Cash
Equivalents	4,304	—	—	4,304
Investment in
Master Trust	—	2,241,115	—	2,241,115

Total	16,988,399	2,241,115	—	19,229,514

SECURITIES AND EXCHANGE COMMISSION	Page 16 of 22

8)	LOANS PAYABLE AND RELATED PARTY TRANSACTIONS

In 2005, the ESOP entered into a term loan agreement with the Company (Plan Sponsor) to borrow enough to purchase up to 699,660 shares of the Company’s common stock. Through 2006, the plan borrowed $7,884,254 and the proceeds of the loan were used to purchase 699,659 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provided for the loan to be repaid over ten years. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. At December 31, 2014 and 2013, prime plus one was 4.25%. This loan matured and was paid in full on December 31, 2014, compared to a balance of $970,277 at December 31, 2013.

On March 3, 2011, the Company completed the “second step” conversion from a mutual holding company structure to a stock holding company structure. The Plan borrowed $7,071,039 from the bank to purchase 684,395 shares of common stock in the open market. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. This loan matures on December 31, 2041. At December 31, 2014 and 2013, prime plus one was 4.25%. The balance on this note was $6,500,734 and $6,636,698 at December 31, 2014 and 2013, respectively.

The scheduled amortization of the remaining loan for the next five years and thereafter is as follows for the years ending December 31:

2015	$141,742
2016	147,026
2017	154,015
2018	160,561
2019	167,384
Thereafter	5,730,006

$6,500,734

9)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions set forth in ERISA.

10)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated May 10, 2012, that the KSOP and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with U.S. GAAP, the KSOP Administrator has evaluated the KSOP’s tax positions and concluded that the KSOP has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.

SECURITIES AND EXCHANGE COMMISSION	Page 17 of 22

11)	RELATED PARTY TRANSACTIONS

The Trustees manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The KSOP holds common shares of United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc., the KSOP sponsor. These transactions qualify as exempt party-in-interest transactions. Loans to participants also qualify as exempted party-in-interest transactions.

12)	SUBSEQUENT EVENTS

Effective April 1, 2015, the Plan name changed from the Rockville Bank 401(k) Plan to the United Bank 401(k) Plan. Also effective April 1, 2015, the Principal Trust Company began serving as the Plan Trustee, a change from Charles Schwab Trust Company and First Bankers Trust Company.

The Trustee of the Plan has evaluated subsequent events through June 26, 2015, which represents the date that the financial statements were available to be issued.

SECURITIES AND EXCHANGE COMMISSION	Page 18 of 22

SUPPLEMENTAL SCHEDULES

SECURITIES AND EXCHANGE COMMISSION	Page 19 of 22

THE ROCKVILLE BANK 401(K) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	United Financial Bancorp, Inc.
	f/k/a Rockville Financial, Inc.	Common Stock	$16,335,486	$25,689,049
	Metlife Stable Value Account	Insurance Contract	2,678,418	2,773,490
	Alliance Bernstein Discovery Value	Mutual Fund	506,995	564,712
	American Beacon Large Cap Value	Mutual Fund	401,308	404,574
	American Fund Balanced Cl A	Mutual Fund	876,164	1,033,612
	American Fundamental Investors A	Mutual Fund	826,415	997,373
	American Funds EuroPacific Growth A	Mutual Fund	920,406	1,006,718
	Columbia Acorn Fund Class A	Mutual Fund	1,144,776	1,185,814
	Columbia Intermediate Bond Class A	Mutual Fund	850,031	857,887
	Dreyfus S&P 500 Index Fund	Mutual Fund	542,000	597,691
	Dreyfus Small Cap Stock Index	Mutual Fund	441,567	431,985
	Oppenheimer Global Fund Cl A	Mutual Fund	958,360	1,108,199
	Oppenheimer International Bond N	Mutual Fund	377,609	354,535
	Pimco Commodity Real Return Strat A	Mutual Fund	91,213	63,671
	T. Rowe Price Growth Stock Fund	Mutual Fund	1,998,210	2,501,671
	T. Rowe Price Retirement Income Cl R	Mutual Fund	56,897	58,022
	T. Rowe Price Retirement 2010 Fd Cl R	Mutual Fund	492,943	485,633
	T. Rowe Price Retirement 2020 Fd Cl R	Mutual Fund	1,529,336	1,540,961
	T. Rowe Price Retirement 2030 Fd Cl R	Mutual Fund	1,315,261	1,349,583
	T. Rowe Price Retirement 2040 Fd Cl R	Mutual Fund	567,031	594,983
	T. Rowe Price Retirement 2050 R	Mutual Fund	369,223	380,499
*	United Financial Bancorp, Inc.
	f/k/a Rockville Financial, Inc.	Cash Equivalent	1,533	1,533
*	Schwab Retirement Advantage Money Funds	Cash Equivalent	5,238	5,238
*	Notes receivable	2.09% maturities through 2020	401,938	401,938

	* Party-in-interest		$33,688,358	$44,389,371

See report of independent registered public accounting firm

SECURITIES AND EXCHANGE COMMISSION	Page 20 of 22

THE ROCKVILLE BANK 401(K) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Including interest Rate and Maturity in case of loan)	Purchase Price	Sale Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)

T. Rowe Price Growth	Mutual Fund -
Stock Fund	Domestic Equity	$897,570	$517,056	$-	$-	$380,297	$2,501,671	$136,759

T. Rowe Price Retirement	Mutual Fund -
2020 Fund Cl R	Domestic Equity	$768,800	$6,721	$-	$-	$6,617	$1,540,961	$104

Schwab Retirement
Advantage Money Funds	Cash Equivalent	$4,765,216	$4,767,141	$-	$-	$4,767,141	$5,238	$-

Metlife Stable	Insurance Contract -
Value Account	Fixed Income	$894,088	$378,735	$-	$-	$350,206	$2,773,490	$28,529

See report of independent registered public accounting firm

SECURITIES AND EXCHANGE COMMISSION	Page 21 of 22

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN

Date 6/26/2015	By:	/s/	Kristen Johnson
Kristen Johnson
Chairman of the Compensation
Committee Acting as Plan
Administrator

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION	Page 22 of 22

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-173469 on Form S-8 of United Financial Bancorp, Inc. of our report dated June 26, 2015, relating to the financial statements and financial statement schedule of The Rockville Bank 401(K) Plan, appearing in this Annual Report on Form 11-K of The Rockville Bank 401(K) Plan for the year ended December 31, 2014.

/s/ Pue, Chick, Leibowitz & Blezard, LLC

Vernon, Connecticut 06066
June 26, 2015